UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2003

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Material Change Report Dated July 7, 2003

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated July 7, 2003	3 – 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2003	Cameco Corporation

	By:	– s –“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 — Reporting Issuer:

     Cameco Corporation (“Cameco”)

ITEM 2 — Date of Material Change:

     July 2, 2003

ITEM 3 — Press Release:

     The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 2, 2003.

ITEM 4 — Summary of Material Change:

     Cameco announced on July 2, 2003 that the McArthur River mine was back in production approximately one month earlier than previously anticipated. Production has been suspended since April 6, 2003 when additional water began to flow into the mine.

ITEM 5 — Full Description of Material Change:

     Cameco announced on July 2, 2003 that the McArthur River mine was back in production approximately one month earlier than previously anticipated. Production has been suspended since April 6, 2003 when additional water began to flow into the mine.

     McArthur River personnel began mining underground with two raise-bore machines on June 30 and expect to have a third unit functioning in early July, bringing mining operations up to full capacity. McArthur River ore is processed at the Key Lake mill, which restarted on Canada Day, July 1. The restart of mining operations was conditional on a number of regulatory items including increased monitoring and providing more information about returning to normal operations.

     The additional water inflow at the McArthur River mine is stable and being drained through a series of pipes from the affected area to an inactive part of the mine before being pumped to surface. The water continues to be treated and monitored to ensure good quality. The area where the water entered the mine has been filled with concrete and work is continuing to permanently seal it off by mid-August.

     Cameco expects the McArthur River/Key Lake operations will produce approximately 12 to 13 million pounds of uranium in 2003 (Cameco’s share about 8 to 9 million pounds) compared to the annual licensed capacity of 18.7 million pounds. Cameco’s share of production from all its uranium operations will be about 16 to 17 million pounds this year. While mining was suspended, the company met all sales contracts with existing inventory and other supply sources.

     Cameco avoided layoffs of McArthur River and Key Lake employees by scheduling additional maintenance, training and by using vacation time.

     Cameco confirms that the 2003 net earnings have declined by about $4 to $5 million for every month that McArthur River was unable to produce.

     Cameco owns 70% of the McArthur River mine located in northern Saskatchewan about 620 kilometres north of Saskatoon.

     Statements contained in this material change report which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

     Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of the press release upon which this material change report is based. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 6 — Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

     None Applicable

ITEM 7 — Omitted Information:

     None Applicable

ITEM 8 — Senior Officer:

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

ITEM 9 — Statement of Senior Officer:

     The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 7th day of July, 2003.

– s – “Gary M.S. Chad"

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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